FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press release dated June 21, 2004 titled “Telecom Argentina Announces Timing of APE Solicitation for its Debt Restructuring”.

FOR IMMEDIATE RELEASE
Market Cap: Pesos 4.7 billion June 21, 2004
Contacts: Pablo Caride Pedro Insussarry Telecom Argentina (54-11) 4968-3627/3743	Marlene Wechselblatt Golin/Harris International (212) 697-9191

TELECOM ARGENTINA ANNOUNCES

TIMING OF APE SOLICITATION FOR ITS

DEBT RESTRUCTURING

Buenos Aires, June 21, 2004 – Telecom Argentina S.A. (BASE: TECO2, NYSE: TEO). Telecom Argentina S.A. (“Telecom”) today announced the commencement of the solicitation to grant powers of attorney or commitments to approve the restructuring of all of its outstanding unconsolidated financial debt pursuant to an Acuerdo Preventivo Extrajudicial, or an out-of-court restructuring agreement governed by Argentine law (the “APE”).

The APE solicitation will commence on Tuesday, June 22, 2004 and will expire at 3:00 p.m., New York City time, 4:00 p.m., Buenos Aires time, on July 21, 2004, unless Telecom extends it in its sole discretion.

Telecom has been in discussions with an ad hoc committee of its creditors as well as representatives of other creditor groups, included for Italy the Associazione per la Tutela degli Investitori in Titoli Argentini (“TFA”), who have indicated their support for Telecom’s debt restructuring proposal.

Pursuant to the terms of the final APE and the terms and conditions which are set forth in detail in a solicitation statement to be distributed to holders of Telecom’s unsecured financial debt, under Telecom’s debt restructuring plan:

•	On the date the new notes are issued, Telecom will make a cash payment for accrued but unpaid interest on the outstanding debt from January 1, 2004 until the issue date as follows:

•	For holders who receive Telecom’s Series A Notes (as described below), this payment will be calculated based on an annual rate equal to 5.53% for Series A notes denominated in US dollars, 4.83% for Series A notes denominated in euro, 1.93% for Series A notes denominated in yen and 3.23% for Series A notes denominated in pesos and the principal amount of new notes issued under this option.

•	For holders who receive Telecom’s Series B Notes (as described below) this payment will be calculated based on an annual rate equal to 9% and the principal amount of new notes issued under this option.

•	For holders who receive cash under Option C (as described below), this payment will be based on the amount of interest that Telecom has accrued on the US$663 million of available cash in Option C from January 1, 2004 until the issuance date, and will be payable at an annual rate equal to the federal funds rate.

For purposes of calculating the outstanding debt to be restructured pursuant to the APE, Telecom will increase the principal face amount of the outstanding debt to be restructured by making an adjustment corresponding to a portion of the accrued but unpaid interest on all of its outstanding debt for the period from June 25, 2002 through December 31, 2003 (the “principal face amount adjustment”). As a result, for each 1,000 denominated in U.S. dollars, euro or Japanese yen principal face amount of outstanding debt, a holder of outstanding debt will have 1,058 denominated in U.S. dollars, euro or Japanese yen, as applicable, of outstanding debt to be restructured pursuant to the APE.

The outstanding principal amount of the Peso Notes will be adjusted by the Coeficiente de Estabilización de Referencia, the reference stabilization coefficient as calculated by the Central Bank.

As contemplated by Telecom’s debt restructuring plan described in the solicitation statement, holders of Telecom’s unsecured financial debt may select among three options:

Option A: Step-Up Notes that mature in 2014 (the “Series A Notes”) with an initial interest coupon of 5.53% for Series A Notes denominated in U.S. dollars (4.83% for euro-denominated, 1.93% for yen-denominated and 3.23% for peso-denominated Series A Notes) from the issuance date through October 15, 2008; and 8% for Series A Notes denominated in U.S. dollars (6.89% for euro-denominated, 3.69% for yen-denominated and 3.42% for peso- denominated Series A Notes) from October 16, 2008 through October 15, 2014.

•	For each 1,058 aggregate principal amount of outstanding debt, including the principal face amount adjustment, holders who receive Series A Notes will receive consideration that corresponds to 100% of 1,058.

•	Holders may elect to receive Series A Notes denominated in the same currency as the outstanding Telecom debt held by them or in US dollars.

•	Principal will be due and payable in semi-annual installments and will begin amortizing on the Series A Notes commencing on October 15, 2004.

Option B: Step-Up Notes that mature in 2011 (the “Series B Notes”) with an initial interest coupon of 9.0% from the issuance date through October 15, 2005, 10.0% from October 16, 2005 through October 15, 2008 and 11.0% from October 16, 2008 through October 15, 2011.

•	For each 1,058 aggregate principal amount of outstanding debt, including principal face amount adjustment, holders who receive Series B Notes will receive consideration that corresponds to approximately 94.5% of 1,058.

•	Holders who elect to receive the Series B Notes agree that up to 37.5% of the outstanding Telecom debt held by them may be allocated to Option C to the extent Option C is not fully subscribed.

•	Series B Notes will only be denominated in equivalent US dollars.

•	Principal will be due and payable in semi-annual installments and will begin amortizing on the Series B Notes commencing on October 15, 2004.

•	A maximum of US$1,376 million of principal amount of outstanding debt, including the principal face amount adjustment, may be retired under Option B.

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Option C: Cash at a price from 740 to 850 per 1,058 principal amount of outstanding debt, including the principal face amount adjustment, as determined pursuant to a Modified Dutch Auction process.

•	The Option C cash consideration will be paid in equivalent U.S. dollars.

•	A maximum of US$825 million of outstanding principal amount, including the principal face amount adjustment, may be retired under Option C.

The APE solicitation and the execution of the APE is subject to the condition that holders of Telecom’s outstanding debt elect to retire at least the equivalent of US$300 million of Telecom’s principal amount of outstanding debt including principal face amount adjustment under Option A.

The completion of the APE and the issuance date of the notes will also depend on obtaining requisite majorities approving the APE (in accordance with the Argentine Bankruptcy Law), the judicial homologation of the APE and additional conditions precedent as described in the Solicitation Statement filed with the Argentine Comisión Nacional de Valores, the U.S. Securities and Exchange Commission and the Italian Commissione Nazionale per le Societá e la Borsa (“CONSOB”). Pursuant to applicable Argentine law, the Solicitation Statement will be filed with the Argentine Comisión Nacional de Valores on June 22, 2004.

Telecom’s 99.99% owned subsidiary, Telecom Personal S.A., is proposing to restructure its outstanding financial indebtedness, including intercompany obligations. As of December 31, 2003, Telecom Personal’s unconsolidated outstanding financial debt and intercompany obligations amounted to the equivalent of US$599 million (including US$27 million principal amount of intercompany obligations owed to Telecom, accrued but unpaid interest, penalties and post-default interest rate increases). Telecom’s APE is not conditioned upon the completion of the Telecom Personal restructuring.

The offer in Italy is subject to registration with CONSOB and publication of the Italian Solicitation Statement.

A registration statement containing the prospectus relating to the notes being issued to U.S. holders has been filed with the U.S. Securities and Exchange Commission. The prospectus included in the registration statement contains detailed information about Telecom Argentina and its management, as well as its financial statements.

Notes issued outside the United States to non-U.S. persons will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration under Regulation S of the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any issuance of any of these notes in any jurisdiction in which such offer, solicitation or issuance would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A copy of the registration statement will be available in Luxembourg at the offices of BNP Paribas Securities Services, Luxembourg Branch, 23 Avenue de la Port Neuve, L 2085, Luxembourg.

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For additional information please contact:

Telecom Argentina S.A.

Pedro Insussarry

Moira Colombo

Gastón Urbina

(54-11) 4968-3627/3628/3743

Morgan Stanley & Co. Incorporated	MBA Banco de Inversiones S.A.
Carlos Medina	Diego Steverlynck
(1-212) 761-6520	(54-11) 4319-5865

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Telecom is a company incorporated under the laws of Argentina with its registered office at Alicia Moreau de Justo 50, Piso 10, C1107AAB, Buenos Aires, Argentina. Telecom is one of Argentina’s two main telecommunications operators. It provides local and long-distance telephony, mobile communications (through its subsidiary Telecom Personal), data and Internet access services in Argentina. It also operates a mobile license in Paraguay through one of its subsidiaries. Telecom common stock is listed on the Buenos Aires Stock Exchange and Telecom ADSs are listed on the New York Stock Exchange.

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Disclaimer: This document may contain statements that could constitute forward-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect Telecom’s expected results. The risks and uncertainties include, but are not limited to, the risks and uncertainties disclosed under the caption “Risk Factors” in the registration statement on Form F-1 (File No. 333-111790) Amendment No. 1 filed by Telecom with the United States Securities and Exchange Commission on May 11, 2004, in Amendment No. 2 to the registration statement (filed with the SEC prior to commencement of the solicitation), and in any additional amendments to such registration statement. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as of the date of this document. Telecom undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in Telecom’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult Telecom’s registration statement on Form F-1 as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: June 21, 2004	By:	/s/ Alberto Yamandú Messano
	Name:	Alberto Yamandú Messano
	Title:	Director